UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

CAREVIEW COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title of Class of Securities)

141743 10 4

(CUSIP Number)

JAMES R. HIGGINS

405 State Highway 121, Suite B-240

Lewisville, TX 75067

(972) 943-6050

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Name of Reporting Persons. James R. Higgins
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,292,491
	8.	Shared Voting Power 1,361,538
	9.	Sole Dispositive Power 6,292,491
	10.	Shared Dispositive Power 1,361,538
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,654,029
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 5.43%
14.		Type of Reporting Person IN

Item 1.         Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of CareView Communications, Inc., a Nevada corporation ("Company" or "Issuer"). The address of the principal executive office of the Company is 405 State Highway 121, Suite B-240, Lewisville, TX 75067.

Item 2.          Identity and Background.

(a)       Names: James R. Higgins (the "Reporting Persons").

(b)       Residence or Business Address of Reporting Persons:

405 State Highway 121, Suite B-240, Lewisville, TX 75067.

(c)       Present principal occupation or employment: James R. Higgins is a cardiologist practicing in Tulsa, Oklahoma who was elected as a director of the Issuer on April 1, 2014.

(d)       During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)       Citizenship: United States of America.

Item 3.         Source and Amount of Funds or Other Consideration.

PF-Personal Funds

Acquisition of Shares of the Issuer

As of April 1, 2014, the date of Dr. Higgins' appointment as a member of the board of directors of the Company, Dr. Higgins owned 192,308 shares solely in his name and 1,361,538 shares in the name of him and his wife, Julia Higgins.

On November 30, 2015, Dr. Higgins purchased 1,496,188 shares in a private transaction.

On April 11, 2016, Dr. Higgins purchased 3,042,949 shares in a private transaction.

Taking into account the transactions outlined above, Dr. Higgins owns 4,731,445 shares solely in his name and 1,361,538 shares jointly with his wife, for an aggregate of 6,092,983 shares.

Acquisition of Derivative Securities of the Issuer

Non-Qualified Stock Option ("Option")

On April 1, 2014, Dr. Higgins was issued an Option under the CareView Communications 2009 Stock Incentive Plan (the "2009 Plan") for 150,000 underlying shares of the Company's Common Stock at an exercise price of $0.68 per share. The Option was issued pursuant to Dr. Higgins being appointed to the Company's board of directors. The underlying shares of the ten-year Option vest at the rate of 50,000 shares on each of April 1, 2015, 2016 and 2017.

Senior Secured Convertible Note and Common Stock Purchase Warrant

On April 21, 2011, the Company entered into a Note and Warrant Purchase Agreement with HealthCor Partners Fund, LP and HealthCor Hybrid Offshore Master Fund, LP (the "HealthCor Parties"). On December 15, 2014, the Company entered into a Fifth Amendment to Note and Warrant Purchase Agreement (the "Fifth Amendment") with the HealthCor Parties and certain additional investors party thereto (such additional investors, the "New Investors" and, collectively with the HealthCor Parties, the "Investors") to sell and issue (i) additional notes in the initial aggregate principal amount of $6,000,000,with a conversion price per share equal to $0.52 (subject to adjustment as described therein) (the "Fifth Amendment Supplemental Closing Notes") and (ii) additional warrants to purchase an aggregate of up to 3,692,308 shares of the Company's Common Stock at an exercise price per share equal to $0.52 (subject to adjustment as described therein) (the "Fifth Amendment Supplemental Warrants").

The New Investors included all but one of the Company's directors and one of its officers. The closing date of the transaction was February 17, 2015 (the "Fifth Amendment Supplemental Closing Date"). On the Fifth Amendment Supplemental Closing Date, each of the Investors severally, not jointly, purchased the Fifth Amendment Supplemental Closing Notes and the Fifth Amendment Supplemental Warrants for cash, payable by wire transfer in same day funds to an account specified by the Company.

The Purchase Agreement and Fifth Amendment provide that the Company grant to the Investors a security interest in the assets of the Company as collateral for payment of the Fifth Amendment Supplemental Closing Notes, evidenced by that certain Pledge and Security Agreement dated as of April 20, 2011 (the "Security Agreement") and by that certain Intellectual Property Security Agreement dated as of April 20, 2011 (the "IP Security Agreement"). On the Fifth Amendment Supplemental Closing Date, the Company entered into an amended and restated Security Agreement and an amended and restated IP Security Agreement in order, among other things, to add the New Investors as secured parties (such amended and restated agreements, respectively the "Amended Security Agreement" and the "Amended IP Security Agreement").

The Purchase Agreement and the Fifth Amendment Supplemental Closing Notes also provide that the Company grant registration rights to the Investors for the Common Stock into which the Fifth Amendment Supplemental Closing Notes may be converted and that may be issued upon exercise of the Fifth Amendment Supplemental Warrants as provided for by that certain Registration Rights Agreement dated as of April 20, 2011 (the "Registration Rights Agreement").

Dr. Higgins is one of the New Investors. On the Fifth Amendment Supplemental Closing Date, Dr. Higgins purchased a Senior Secured Convertible Note in the amount of $500,000 which is immediately convertible into shares of the Company's Common Stock at a conversion price of $0.52 per share (subject to adjustment as described therein) and has a maturity date of February 16, 2025. If the Senior Secured Convertible Note was converted as of the date of this filing, Dr. Higgins would receive 1,103,354 shares of the Company's Common Stock in exchange for the principal amount of the Senior Secured Convertible Note and accrued interest paid in kind.

In connection therewith, Dr. Higgins was also issued Fifth Amendment Supplemental Warrants for the purchase of 307,692 shares of the Company's Common Stock at an exercise price per share equal to $0.52 (subject to adjustment as described therein). The Fifth Amendment Supplemental Warrants were exercisable upon issuance and have an expiration date of February 17, 2025.

Item 4.         Purpose of Transaction.

See Item 3 above.

The Reporting Persons have no plans which relate to or would result in:

(a)     the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)     A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)    Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     Any material change in the present capitalization or dividend policy of the issuer;

(f)     Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)     Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)     Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     Any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer.

(a)       Dr. Higgins directly owns 4,731,445 shares of the Company’s Common Stock. Dr. Higgins indirectly owns 1,361,538 shares of the Company's Common Stock jointly with his wife, Julia. Dr. Higgins directly owns 1,103,354 shares that may be acquired upon conversion of the Fifth Amendment Supplemental Closing Note (including interest paid in kind through April 11, 2016). Dr. Higgins directly owns a Warrant for the purchase of 307,692 shares and an Option for the purchase of 150,000 shares, bringing his direct and indirect ownership to an aggregate of 7,654,029 shares. The percentage of class for Dr. Higgins is 5.43% and is based on 140,941,794 shares which would be outstanding if Dr. Higgins' Warrant and Option were exercised and the Fifth Amendment Supplemental Closing Note was converted.

(b)       Dr. Higgins has sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 6,292,491 shares of the Company's Common Stock owned directly by him or to be acquired by him through the exercise of his Warrant and Option and the conversion of the Fifth Amendment Supplemental Closing Note. Dr. Higgins has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 1,361,538 shares of the Company's Common Stock owned indirectly by him and his wife.

(c)       Please see Item 3 above for the description of the transaction relative to the shares and derivative securities acquired by the Reporting Persons.

(d)       The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares or derivative securities.

(e)       Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Except for as outlined herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 Item 7.         Material to be Filed as Exhibits.

Exhibit No.	Date of Document	Description of Document
1.0	12/03/07	Non-Qualified Stock Option, form of(1)
1.1	09/11/09	CareView Communications, Inc. 2009 Stock Incentive Plan(1)
1.2	03/27/13	Securities Purchase Agreement, form of(2)
1.3	12/15/14	Fifth Amendment to Note and Warrant Purchase Agreement between the Company and HealthCor(3)
1.4	12/15/14	Form of Fifth Amendment Supplemental Closing Note(3)
1.5	12/15/14	Form of Fifth Amendment Supplemental Warrant(3)
1.6	12/15/14	Form of Amended Pledge and Security Agreement between the Company and HealthCor Partners Fund, LP and HealthCor Hybrid Offshore Master Fund, LP(3)
1.7	12/15/14	Form of Amended Intellectual Property Security Agreement between the Company and HealthCor Partners Fund, LP and HealthCor Hybrid Offshore Master Fund, LP(3)

____________________

(1)	Filed as an exhibit to the Company's Registration Statement on Form 10 filed with the Commission on August 23, 2010 and incorporated herein by reference.
(2)	Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on March 28, 2013 and incorporated herein by reference.
(3)	Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on December 19, 2014 and incorporated herein by reference.

(Signature page follows)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 14, 2016	By:	/s/ James R. Higgins
James R. Higgins